Exhibit 99.2

AIRMEDIA GROUP INC.
(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING
To Be Held on May 20, 2019

To: All of the Shareholders of the Company

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of all of the shareholders of the Company have been scheduled for 10:00 a.m. (Beijing time) on May 20, 2019 at 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People’s Republic of China. Shareholders may also attend the meeting by telephone conference call. The dial-in numbers for the telephone conference call are as follows:

+86 4008100800-452598(Room Number)-3087(Participants Code)

The shareholders of the Company shall be asked to consider and, if in favour, pass the resolution set forth in Appendix I hereto related to the name change of the Company.

The board of directors of the Company has fixed the close of business on April 19, 2019 as the record date for determining the shareholders entitled to receive notice and to attend and vote at the meeting or any adjourned or postponed meeting thereof. Those persons whose names are registered on the register of members of the Company at the close of business on the record date and are entitled to vote at the meeting are cordially invited to attend the meeting in person or through the conference call. Holders of the Company's American Depositary Shares ("ADSs") who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company's ADS program, JPMorgan Chase Bank N.A.

Your vote is important. If you cannot attend the meeting, you are urged to complete, sign, date and return the accompanying proxy form provided as Appendix II hereto as promptly as possible, and in any event not later than 48 hours before the time for holding the meeting or any adjourned meeting, to 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People’s Republic of China marked for the attention of Wenjun Liu.

Beijing, April 17, 2019

/s/ Herman Man Guo
Herman Man Guo

Chairman and Chief Executive Officer

APPENDIX I—RESOLUTION

APPENDIX II— FORM OF PROXY

Appendix III—SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION